November 16, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Patrick Fullem

Re:	Meta Materials Inc. Registration Statement on Form S-3

Filed November 10, 2022

File No. 333-268282

Acceleration Request

Requested Date:	November 18, 2022
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Meta Materials Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-268282) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Robert Wernli at (858) 350-2273.

Sincerely,

META MATERIALS INC.

/s/ Kenneth Rice
Kenneth Rice
Chief Operating Officer and Chief Financial Officer

cc:	Charlotte Kim, Wilson Sonsini Goodrich & Rosati, P.C.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

Robert Wernli, Wilson Sonsini Goodrich & Rosati, P.C.

Tom Hornish, Wilson Sonsini Goodrich & Rosati, P.C.